VF 3-7-2005

05035941

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 25 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 42864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David A. Poff, Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 S. Kimbrough, Suite C
(No. and Street)

Springfield, (City) Missouri (State) 65807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Poff (417) 863-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mechsner & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

Post Office Box 14710 (Address) Springfield (City) Missouri (State) 65814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16/05

OATH OR AFFIRMATION

I, David A. Poff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Poff Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

KATHY IMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Christian County – Comm.#04409619
My Commission Expires Oct. 4, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID A. POFF COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2004

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

AUDITED FINANCIAL STATEMENTS

Balance Sheet 2

Statement of Income 3

Statement of Changes In Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

ADDITIONAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 10-11

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 13

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT

David A. Poff Company, Inc.
Springfield, Missouri

We have audited the accompanying balance sheet of David A. Poff Company, Inc. (a S Corporation) as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David A. Poff Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mechsner & Company, LLC

Mechsner & Company, LLC
February 24, 2005

DAVID A. POFF COMPANY, INC.
BALANCE SHEET
December 31, 2004

ASSETS		
Cash equivalents	$	27,016
Investments		432,201
Short-term note receivable		14,500
TOTAL ASSETS	$	473,717
LIABILITIES		
Commissions payable	$	6
TOTAL LIABILITIES	$	6
STOCKHOLDER'S EQUITY		
Common stock, $10 par value, 1,000 shares authorized, 840 shares issued & outstanding	$	8,400
Additional paid in capital		74
Retained earnings		465,237
TOTAL STOCKHOLDER'S EQUITY	$	473,711
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	473,717

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF INCOME
For the Year ended December 31, 2004

OPERATING INCOME		
Commissions	$	78,431
Trailers		31,661
Representative fees		1,695
TOTAL OPERATING INCOME		111,787
OPERATING EXPENSES		
Commissions-stockholder	$	17,815
Commissions-other		63,295
Regulatory fees and expenses		2,910
Other		10,325
TOTAL OPERATING EXPENSES		94,345
INCOME FROM OPERATIONS	$	17,442
OTHER INCOME		
Interest and dividend income	$	45,812
Rent income		2,700
TOTAL OTHER INCOME		48,512
NET INCOME	$	65,954

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year ended December 31, 2004

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance December 31, 2003	840	$ 8,400	$ 74	$ 399,283	$ 407,757
Net income	0	0	0	$ 65,954	$ 65,954
Balance December 31, 2004	840	$ 8,400	$ 74	$ 465,237	$ 473,711

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 65,954
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Commissions Receivable	647
Increase (Decrease) in Operating Liabilities:	
Commissions Payable	(512)
Total Adjustments	135
Net Cash Provided By (Used in) Operating Activities	66,089
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Investments	(377,305)
Net Cash Provided By (Used In) Investing Activities	(377,305)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(311,216)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	338,232
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,016

See accountant's report

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of David A. Poff Company, Inc. is presented to assist in understanding the Company's financial statements. The statements are representations of the Company's management, which is responsible for their integrity and objectivity.

Activity

David A. Poff Company, Inc. was organized as a brokerage company on June 12, 1990. The Company acts as an agent in making contracts and selling stocks and other securities.

Basis of Accounting

The books and records of the Company are kept on the accrual basis of accounting for financial reporting purposes. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2004, there were no non-cash financing and investing activities and no amounts paid for interest or taxes. Unrealized holding gains and losses are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents and investments at December 31, 2004 consisted of mutual funds. Cash equivalents and investments are stated in the financial statements at fair market value. Cost and approximate market value at December 31, 2004 are as follows:

	Cost	Market
Cash Equivalents		
Oppenheimer	$ 27,016	$ 27,016
Investments		
Scudder	$ 59,354	$ 59,354
Mass Mutual	$ 361,957	$ 361,957
Old Coins	$ 10,890	$ 10,890
	$ 459,217	$ 459,217

NOTE C - SHORT-TERM NOTE RECEIVABLE

The short-term note receivable at December 31, 2004 consisted of $14,500 receivable from David A. Poff, shareholder. The note does not indicate any percentage rate of interest.

NOTE D - COMMON STOCK

The Company's stock consists of 1,000 shares of $10 par value common stock, of which 840 shares were issued and outstanding at December 31, 2004.

NOTE E - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be a S Corporation. In lieu of corporation income taxes, the shareholders of a S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $388,296 in excess of its required net capital of $5,000.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at December 31, 2004.

ADDITIONAL INFORMATION

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

David A. Poff Company, Inc.
Springfield, Missouri

In planning and performing our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

David A. Poff Company, Inc.
Springfield, Missouri

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors and fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in detemining the nature, timing, and extent of the procedures to be performed in our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated February 24, 2005.

Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregulatities could exist and not be promptly detected. This weakness is a common weakness found in smaller organizations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of managment, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mechsner & Company, LLC

Mechsner & Company, LLC
February 24, 2005

DAVID A. POFF COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-
Year Ended December 31, 2004

NET CAPITAL	
Total stockholders' equity	$ 473,711
Stockholders' equity not allowed for net capital	(14,500)
Stockholders' equity qualified for net capital	459,211
Additions	-
Deductions	-
Net capital before haircuts or securities positions	459,211
Haircuts on securities	(65,915)
NET CAPITAL	$ 393,296
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Net capital available	393,296
Excess net capital	$ 388,296
Excess net capital at 1000% of debt (Net capital less 10% of debt)	$ 388,295
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 6
Percent of aggregate indebtedness to net capital	.002%

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

DAVID A. POFF COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2004

David A. Poff Company, Inc. is exempt under SEC Rule 15c3-3.